UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                          The Sports Club Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84917P10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Eric R. Landau, Esq.
                       Paul Hastings Janofsky & Walker LLP
                                Park Avenue Tower
                               75 East 55th Street
                                 (212) 318-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 6, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 (Page 1 of 29)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
 (1)   Name of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       Millennium Partners LLC
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                 (a) |X|
       (See Instructions)                                               (b) |_|

--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds (See Instructions)

       See Item 3.
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

       New York
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power
                                2,253,863
                        --------------------------------------------------------
 Number of Shares
Beneficially Owned        (8)   Shared Voting Power
 by Each Reporting              0
    Person With
                        --------------------------------------------------------

                          (9)   Sole Dispositive Power
                                2,253,863

                        --------------------------------------------------------

                          (10)  Shared Dispositive Power
                                0

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,848,408
--------------------------------------------------------------------------------
 (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|
       (See Instructions)

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row (11)

       31.5(1)%
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person (See Instructions)

       OO
--------------------------------------------------------------------------------


--------
1 Based on 21,060,717 shares of common stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding at September 30, 2002 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002; and (b) the Issuer's issuance of 2,000 shares of series C convertible preferred stock to MDP Ventures II LLC on September 6, 2002, which shares are presently convertible by MDP Ventures II LLC into 666,667 shares of the Issuer's common stock.


                                 (Page 2 of 29)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
 (1)   Name of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       Millennium Partners Management LLC
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                 (a) |X|
       (See Instructions)                                               (b) |_|

--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds (See Instructions)

       See Item 3.
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

       New York
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power
                                2,253,863
                        --------------------------------------------------------
 Number of Shares
Beneficially Owned        (8)   Shared Voting Power
 by Each Reporting              0
    Person With
                        --------------------------------------------------------

                          (9)   Sole Dispositive Power
                                2,253,863

                        --------------------------------------------------------

                          (10)  Shared Dispositive Power
                                0

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,848,408
--------------------------------------------------------------------------------
 (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|
       (See Instructions)

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row (11)

       31.5%
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person (See Instructions)

       OO
--------------------------------------------------------------------------------


                                 (Page 3 of 29)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
 (1)   Name of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       Millennium Manager I, Inc.
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                 (a) |X|
       (See Instructions)                                               (b) |_|

--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds (See Instructions)

       See Item 3.
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

       New York
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power
                                2,253,863
                        --------------------------------------------------------
 Number of Shares
Beneficially Owned        (8)   Shared Voting Power
 by Each Reporting              0
    Person With
                        --------------------------------------------------------

                          (9)   Sole Dispositive Power
                                2,253,863

                        --------------------------------------------------------

                          (10)  Shared Dispositive Power
                                0

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,848,408
--------------------------------------------------------------------------------
 (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|
       (See Instructions)

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row (11)

       31.5%
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person (See Instructions)

       CO
--------------------------------------------------------------------------------


                                 (Page 4 of 29)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
 (1)   Name of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       Christopher M. Jeffries
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                 (a) |X|
       (See Instructions)                                               (b) |_|

--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds (See Instructions)

       See Item 3.
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power
                                6,810,407
                        --------------------------------------------------------
 Number of Shares
Beneficially Owned        (8)   Shared Voting Power
 by Each Reporting              0
    Person With
                        --------------------------------------------------------

                          (9)   Sole Dispositive Power
                                6,810,407

                        --------------------------------------------------------

                          (10)  Shared Dispositive Power
                                0

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,848,408
--------------------------------------------------------------------------------
 (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|
       (See Instructions)

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row (11)

       31.5%
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person (See Instructions)

       IN
--------------------------------------------------------------------------------


                                 (Page 5 of 29)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
 (1)   Name of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       Millennium Entertainment Partners L.P.
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                 (a) |X|
       (See Instructions)                                               (b) |_|

--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds (See Instructions)

       See Item 3.
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

       New York
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power
                                625,000
                        --------------------------------------------------------
 Number of Shares
Beneficially Owned        (8)   Shared Voting Power
 by Each Reporting              0
    Person With
                        --------------------------------------------------------

                          (9)   Sole Dispositive Power
                                625,000

                        --------------------------------------------------------

                          (10)  Shared Dispositive Power
                                0

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,848,408
--------------------------------------------------------------------------------
 (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|
       (See Instructions)

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row (11)

       31.5%
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person (See Instructions)

       PN
--------------------------------------------------------------------------------


                                 (Page 6 of 29)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
 (1)   Name of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       Millennium Entertainment Associates L.P.
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                 (a) |X|
       (See Instructions)                                               (b) |_|

--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds (See Instructions)

       See Item 3.
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

       New York
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power
                                625,000
                        --------------------------------------------------------
 Number of Shares
Beneficially Owned        (8)   Shared Voting Power
 by Each Reporting              0
    Person With
                        --------------------------------------------------------

                          (9)   Sole Dispositive Power
                                625,000

                        --------------------------------------------------------

                          (10)  Shared Dispositive Power
                                0

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,848,408
--------------------------------------------------------------------------------
 (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|
       (See Instructions)

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row (11)

       31.5%
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person (See Instructions)

       PN
--------------------------------------------------------------------------------


                                 (Page 7 of 29)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
 (1)   Name of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       Millennium Entertainment Corp.
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                 (a) |X|
       (See Instructions)                                               (b) |_|

--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds (See Instructions)

       See Item 3.
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

       New York
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power
                                625,000
                        --------------------------------------------------------
 Number of Shares
Beneficially Owned        (8)   Shared Voting Power
 by Each Reporting              0
    Person With
                        --------------------------------------------------------

                          (9)   Sole Dispositive Power
                                625,000

                        --------------------------------------------------------

                          (10)  Shared Dispositive Power
                                0

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,848,408
--------------------------------------------------------------------------------
 (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|
       (See Instructions)

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row (11)

       31.5%
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person (See Instructions)

       CO
--------------------------------------------------------------------------------


                                 (Page 8 of 29)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
 (1)   Name of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       Brian J. Collins
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                 (a) |X|
       (See Instructions)                                               (b) |_|

--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds (See Instructions)

       See Item 3.
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power
                                38,001
                        --------------------------------------------------------
 Number of Shares
Beneficially Owned        (8)   Shared Voting Power
 by Each Reporting              0
    Person With
                        --------------------------------------------------------

                          (9)   Sole Dispositive Power
                                38,001

                        --------------------------------------------------------

                          (10)  Shared Dispositive Power
                                0

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,848,408
--------------------------------------------------------------------------------
 (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|
       (See Instructions)

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row (11)

       31.5%
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person (See Instructions)

       IN
--------------------------------------------------------------------------------


                                 (Page 9 of 29)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
 (1)   Name of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       MDP Ventures I LLC
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                 (a) |X|
       (See Instructions)                                               (b) |_|

--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds (See Instructions)

       See Item 3.
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

       New York
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power
                                72,100
                        --------------------------------------------------------
 Number of Shares
Beneficially Owned        (8)   Shared Voting Power
 by Each Reporting              0
    Person With
                        --------------------------------------------------------

                          (9)   Sole Dispositive Power
                                72,100

                        --------------------------------------------------------

                          (10)  Shared Dispositive Power
                                0

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,848,408
--------------------------------------------------------------------------------
 (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|
       (See Instructions)

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row (11)

       31.5%
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person (See Instructions)

       OO
--------------------------------------------------------------------------------


                                (Page 10 of 29)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
 (1)   Name of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       Millennium Development Partners L.P.
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                 (a) |X|
       (See Instructions)                                               (b) |_|

--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds (See Instructions)

       See Item 3.
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

       New York
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power
                                1,051,000
                        --------------------------------------------------------
 Number of Shares
Beneficially Owned        (8)   Shared Voting Power
 by Each Reporting              0
    Person With
                        --------------------------------------------------------

                          (9)   Sole Dispositive Power
                                1,051,000

                        --------------------------------------------------------

                          (10)  Shared Dispositive Power
                                0

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,848,408
--------------------------------------------------------------------------------
 (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|
       (See Instructions)

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row (11)

       31.5%
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person (See Instructions)

       PN
--------------------------------------------------------------------------------


                                (Page 11 of 29)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
 (1)   Name of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       Millennium Development Associates L.P.
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                 (a) |X|
       (See Instructions)                                               (b) |_|

--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds (See Instructions)

       See Item 3.
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

       New York
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power
                                1,051,000
                        --------------------------------------------------------
 Number of Shares
Beneficially Owned        (8)   Shared Voting Power
 by Each Reporting              0
    Person With
                        --------------------------------------------------------

                          (9)   Sole Dispositive Power
                                72,100

                        --------------------------------------------------------

                          (10)  Shared Dispositive Power
                                978,900

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,848,408
--------------------------------------------------------------------------------
 (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|
       (See Instructions)

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row (11)

       31.5%
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person (See Instructions)

       PN
--------------------------------------------------------------------------------


                                (Page 12 of 29)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
 (1)   Name of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       Millennium Limited Partners L.P.
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                 (a) |X|
       (See Instructions)                                               (b) |_|

--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds (See Instructions)

       See Item 3.
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

       New York
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power
                                0
                        --------------------------------------------------------
 Number of Shares
Beneficially Owned        (8)   Shared Voting Power
 by Each Reporting              0
    Person With
                        --------------------------------------------------------

                          (9)   Sole Dispositive Power
                                0

                        --------------------------------------------------------

                          (10)  Shared Dispositive Power
                                978,900

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,848,408
--------------------------------------------------------------------------------
 (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|
       (See Instructions)

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row (11)

       31.5%
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person (See Instructions)

       PN
--------------------------------------------------------------------------------


                                (Page 13 of 29)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
 (1)   Name of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       Millennium Development Corp.
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                 (a) |X|
       (See Instructions)                                               (b) |_|

--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds (See Instructions)

       See Item 3.
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

       New York
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power
                                1,051,000
                        --------------------------------------------------------
 Number of Shares
Beneficially Owned        (8)   Shared Voting Power
 by Each Reporting              0
    Person With
                        --------------------------------------------------------

                          (9)   Sole Dispositive Power
                                1,051,000

                        --------------------------------------------------------

                          (10)  Shared Dispositive Power
                                0

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,848,408
--------------------------------------------------------------------------------
 (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|
       (See Instructions)

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row (11)

       31.5%
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person (See Instructions)

       CO
--------------------------------------------------------------------------------


                                (Page 14 of 29)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
 (1)   Name of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       MDP Ventures II LLC
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                 (a) |X|
       (See Instructions)                                               (b) |_|

--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds (See Instructions)

       See Item 3.
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

       New York
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power
                                2,880,544
                        --------------------------------------------------------
 Number of Shares
Beneficially Owned        (8)   Shared Voting Power
 by Each Reporting              0
    Person With
                        --------------------------------------------------------

                          (9)   Sole Dispositive Power
                                2,880,544

                        --------------------------------------------------------

                          (10)  Shared Dispositive Power
                                0

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,848,408
--------------------------------------------------------------------------------
 (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|
       (See Instructions)

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row (11)

       31.5%
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person (See Instructions)

       CO
--------------------------------------------------------------------------------


                                (Page 15 of 29)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
 (1)   Name of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       Millennium Development Partners II LLC
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                 (a) |X|
       (See Instructions)                                               (b) |_|

--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds (See Instructions)

       See Item 3.
--------------------------------------------------------------------------------
 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

                          (7)   Sole Voting Power
                                2,880,544
                        --------------------------------------------------------
 Number of Shares
Beneficially Owned        (8)   Shared Voting Power
 by Each Reporting              0
    Person With
                        --------------------------------------------------------

                          (9)   Sole Dispositive Power
                                2,880,544

                        --------------------------------------------------------

                          (10)  Shared Dispositive Power
                                0

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       6,848,408
--------------------------------------------------------------------------------
 (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|
       (See Instructions)

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row (11)

       31.5%
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person (See Instructions)

       OO
--------------------------------------------------------------------------------


                                (Page 16 of 29)

CUSIP No. 84917P10        SCHEDULE 13D-- AMENDMENT NO. 8


      The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 1, 1997 by Millennium Entertainment Partners L.P., a New York limited partnership ("MEP LP"), and Millennium Entertainment Associates L.P., a New York limited partnership ("MEA LP"), relating to shares of common stock, par value $0.01 per share, of The Sports Club Company, Inc., as amended on August 11, 1997 to, among other things, add Millennium Partners LLC, a New York limited liability company ("MPL"), Brian J. Collins, a citizen of the United States of America ("BJC"), Millennium Development Partners L.P., a New York limited partnership ("MDP LP"), Millennium Development Associates LP, a New York limited partnership ("MDA LP"), Millennium Development Corp., a New York corporation ("MD Corp.") and Christopher M. Jeffries, a citizen of the United States of America ("CMJ"), as additional reporting persons, and as further amended on November 7, 1997, January 13, 1998, August 12, 1998, October 23, 1998, and as further amended on September 21, 1999, to, among other things, add Millennium Partners Management LLC, a New York limited liability company ("MPM LLC"), Millennium Manager I, Inc., a New York corporation ("MMI"), Millennium Entertainment Corp., a New York corporation ("ME Corp."), MDP Ventures I LLC, a New York limited liability company ("MDP Ventures I"), MDP Ventures II LLC, a
New York limited liability company ("MDP Ventures II"), Millennium Limited Partners L.P., a New York limited partnership ("MLP LP") and Millennium Development Partners II LLC, a Delaware limited liability company ("MDP II LLC"), as reporting persons, and as further amended on February 2, 2001 to report additional acquisitions of Common Stock (as defined herein) of the Issuer (as defined herein), is hereby amended to report additional acquisitions of Common Stock and preferred stock of the Issuer convertible into Common Stock.

Item 1. Security and Issuer

      No amendments or supplements.

Item 2. Identity and Background

      The following information amends and restates Item 2.

      This statement is being filed by MEP LP, MEA LP, MPL, BJC, MDP LP, MDA LP, MD Corp., CMJ, MPM LLC, MMI, ME Corp., MDP Ventures I, MDP Ventures II, MLP LP and MDP II LLC (collectively, the "Reporting Persons"). Each of the Reporting Persons other than CMJ and BJC, who are natural persons, and MDP II LLC, which was organized in the State of Delaware, was organized in the State of New York.

      The principal business of each of the Reporting Persons is the development of real estate projects.

      The principal business address and the address of the principal office for each of the Reporting Persons is:

           c/o Millennium Partners Management LLC
           1995 Broadway
           New York, New York  10023
           Attention:  Chief Financial Officer



                                (Page 17 of 29)

CUSIP No. 84917P10        SCHEDULE 13D-- AMENDMENT NO. 8


      As further described in Item 5, MPL is the holder of record with respect to 2,253,863 shares of Common Stock. MPM LLC is the manager of MPL. MMI is the manager of MPM LLC. CMJ is the majority and controlling stockholder of MMI. Set forth on Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of MMI. Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other organization in which such employment is conducted.

      As further described in Item 5, MEP LP is the holder of record with respect to 625,000 shares of Common Stock. MEA LP is the general partner of MEP LP. ME Corp. is the general partner of MEA LP. CMJ is the majority and controlling stockholder of ME Corp. Set forth on Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of ME Corp. Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other organization in which such employment is conducted.

      As further described in Item 5, MDP Ventures I is the holder of record with respect to 72,100 shares of Common Stock. MDP LP is the managing member of MDP Ventures I. MDA LP is the general partner of MDP LP. MD Corp. is the general partner of MDA LP. CMJ is the majority and controlling stockholder of MD Corp. Set forth on Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of MD Corp. Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other organization in which such employment is conducted.

      As further described in Item 5, MDP Ventures II is the holder of record with respect to 2,880,544 shares of Common Stock. MDP II LLC is the managing member of MDP Ventures II. CMJ is the majority and controlling member of MDP II LLC.

      As further described in Item 5, MDP LP is the holder of record with respect to 978,900 shares of Common Stock. MDA LP is the general partner of MDP LP. MLP LP is the holder of a majority of the outstanding limited partnership interests of MDP LP. MD Corp. is the general partner of both MDA LP and MLP LP. CMJ is the majority and controlling stockholder of MD Corp. Set forth on
Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of MD Corp. Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other organization in which such employment is conducted.

      None of the Reporting Persons, the directors of the Reporting Persons, the executive officers of the Reporting Persons or CMJ has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Both CMJ and BJC are citizens of the United States of America. Except for George von Werz, all of the directors and executive officers of the Reporting Persons set forth on Schedule I


                                (Page 18 of 29)

CUSIP No. 84917P10        SCHEDULE 13D-- AMENDMENT NO. 8


attached hereto are citizens of the United States of America. George von Werz is a citizen of the Federal Republic of Germany.

Item 3. Source and Amount of Funds or Other Consideration

      The following information amends and supplements Item 3:

      Between April 4, 2001 and October 16, 2002, MDP Ventures II purchased an aggregate of 167,100 shares of Common Stock on the open market through a broker-dealer for an aggregate purchase price of $406,663.05. The source of funds used in making such purchases was MDP Ventures II's general working capital. In connection with the Issuer's renewal and extension of its $15,000,000.00 credit facility with Comerica Bank-California ("Comerica") in July 2001, MDP Ventures II guaranteed up to $5,000,000.00 of any amounts drawn under the facility. Pursuant to an Indemnification and Contribution Agreement dated as of July 3, 2001 by and among the Issuer, MDP Ventures II, and the other guarantors with respect to the facility (the "Indemnification and Contribution Agreement"), the Issuer agreed to pay to MDP Ventures II in consideration of its provision of such guaranty: (i) a commitment fee equal to 1.0% of its pro rata portion (33.33%) of the maximum permitted borrowing under the facility and (ii) a usage fee equal to 2.0% of its pro rata portion (33.33%) of the average annual outstanding advances under the facility, which fees may be paid by the Issuer in cash or Common Stock. On December 28, 2001, the Issuer issued 15,384 shares of Common Stock to MDP Ventures II representing the amounts payable to MDP Ventures II at such time as the commitment fee under the Indemnification and Contribution Agreement. Between April 11, 2002 and April 18, 2002, BJC purchased, with his own funds, an aggregate of 5,000 shares of Common Stock on the open market through a broker-dealer for an aggregate purchase price of $12,500.00. BJC made such purchases as custodian for, and for the accounts of, his minor children. On June 28, 2002, MDP Ventures II acquired 666,666 shares of Common Stock from David M. Talla, the Chairman and Co-Chief Executive Officer of the Issuer ("Talla"), pursuant to that certain Loan Modification Agreement entered into as of March 1, 2002 by and between Talla and MDP Ventures II (the "Loan Modification Agreement"). The acquisition resulted from the cancellation of a note made by Talla in favor of MDP Ventures II with principal and accrued interest totalling $2,645,000.00 at the time of the purchase. On September 6, 2002, MDP Ventures II purchased 2,000 shares of the series C convertible preferred stock of the Issuer (the "Series C Preferred Stock") from the Issuer for an aggregate purchase price of $2,000,000.00 pursuant to that certain Preferred Stock Purchase Agreement entered into as of September 6, 2002 by and among the Issuer, MDP Ventures II and other investors named therein (the "Preferred Stock Purchase Agreement"). The source of funds used in making such purchase was MDP Ventures II's general working capital.

Item 4. Purpose of Transaction

      The following information amends and restates Item 4:

      Pursuant to the Letter Agreement dated March 13, 1997, as amended by the Letter Agreement dated June 10, 1997 (as so amended, the "Letter Agreement") by and between MEP LP and the Issuer, MEP LP agreed to purchase an aggregate of 2,105,263 shares of Common Stock. Pursuant to the Agreement of Transfer dated as of June 20, 1997 between MPL and MEP LP (the "Transfer Agreement"), simultaneous with its acquisition of Common Stock, MEP LP


                                (Page 19 of 29)

CUSIP No. 84917P10        SCHEDULE 13D-- AMENDMENT NO. 8


assigned to MPL 1,052,632 shares of Common Stock in exchange for $5,000,000.00 in cash payable at the direction of MEP LP.

      Pursuant to the Letter Agreement, MEP LP has the right to cause the Issuer to include in any registration of the securities of the Issuer under the Securities Act of 1933, as amended (the "Securities Act") (other than a registration of shares relating to an employee benefit plan or a transaction pursuant to Rule 145 under the Securities Act) effected by the Issuer such number of shares as MEP LP shall request, subject to underwriter cutbacks.

      In addition, pursuant to the Letter Agreement, for so long as MEP LP shall have at least a 10% interest in Equity Securities (as defined in the Letter Agreement) of the Issuer, if the Issuer shall issue any additional Equity Securities, MEP LP shall have the right to purchase, at a price equal to the proposed offering price, an amount of such Equity Securities so that MEP LP may maintain its current ownership percentage of Equity Securities.

      On June 24, 1997, pursuant to the Letter Agreement, a designee of MEP LP was appointed as a Class 2 Director of the Issuer and so long as MEP LP maintains at least a 12% interest in the Equity Securities of the Issuer: (i) upon the expiration of the term of such designee, the Issuer shall include and support a designee of MEP LP as one of management's nominees for the board of directors of the Issuer, and (ii) upon the termination of such designee's services as a director other than upon the expiration of term of office, the Issuer shall appoint in his place a replacement designee of MEP LP. In addition, two principals of the Issuer agree to vote Equity Securities which they own (or with respect to which they have the power to direct the vote) in an amount sufficient to elect such designee of MEP LP to the board of directors of the Issuer.

      BJC became a director of the Issuer on June 24, 1997. Under Section 141 of the Delaware General Corporation Law, the business of the Issuer is to be managed by or under the direction of its board of directors.

      Pursuant to the Preferred Stock Purchase Agreement, MDP Ventures II purchased 2,000 shares of the Series C Preferred Stock from the Issuer on September 6, 2002 for an aggregate purchase price of $2,000,000.00. Each share of the Series C Preferred Stock is convertible at the option of its holder at any time into one share of Common Stock at a conversion price of $3.00 per share (subject to adjustment under certain circumstances).

      The Series C Preferred Stock entitles each holder thereof to one vote for each share of Common Stock into which such Series C Preferred Stock in convertible and dividends at an annual rate of $90.00 per share. Dividends are cumulative, do not accrue interest and, at the Issuer's option, may be paid in additional shares of the Series C Preferred Stock.

      With respect to dividend rights and rights in the event of the liquidation or dissolution of the Issuer, the Series C Preferred Stock ranks senior to the Common Stock and pari passu with the Issuer's series B convertible preferred stock (the "Series B Preferred Stock"). The Issuer is prohibited from issuing any capital stock that ranks senior to, or pari passu with, the Series C Preferred Stock without the consent of the holders of eighty-one percent (81%) of the outstanding shares of the Series C Preferred Stock.


                                (Page 20 of 29)

CUSIP No. 84917P10        SCHEDULE 13D-- AMENDMENT NO. 8


      Upon the liquidation or dissolution of the Issuer, holders of the Series C Preferred Stock are entitled to receive, prior to any distribution to any other stockholder other than the holders of the Series B Preferred Stock, a liquidation amount equal to $1,000.00 per share (subject to adjustment under certain circumstances), together with all accrued and unpaid dividends with respect to such shares.

      The Issuer may redeem, in whole or in part, the outstanding shares of the Series C Preferred Stock at a redemption price equal to $1,000.00 per share, together with all accrued and unpaid dividends with respect to such shares.

      In connection with MDP Ventures II's acquisition of its shares of the Series C Preferred Stock, the Issuer, MDP Ventures II and the other investors in the Series C Preferred Stock (collectively, the "Investors") entered into that certain Investors' Rights Agreement dated as of September 6, 2002 (the "Investors' Rights Agreement"), which agreement governs, among other things, the right of the Investors to cause the Issuer to register under the Securities Act the shares of Common Stock into which their Series C Preferred Stock is convertible.

      The Reporting Persons, in the aggregate, are the beneficial owners of 6,848,408 shares of Common Stock. At each respective time of purchase, the purchasing Reporting Person (i) believed the purchased shares were being sold at a discount to their actual value and (ii) acquired the purchased shares for investment.

      The Reporting Persons are interested in having the Issuer act with a view toward maximizing stockholder values. The Reporting Persons may consider courses of action designed to help maximize stockholder values, although the Reporting Persons have made no final determination in respect of any such course of action at the present time.

      The  Reporting  Persons  may seek to acquire  additional  shares of Common
Stock or interests in additional shares of Common Stock as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise, subject to (i) availability of shares of Common Stock at prices which the Reporting Persons deem favorable, (ii) appropriate corporate action being taken by the Issuer with respect to Section 203 of the Delaware General Corporation Law and (iii) appropriate corporate action being taken by the Issuer with respect to the Issuer's existing Rights Agreement, as amended. While it is not the Reporting Persons' present intention to do so, the Reporting Persons reserve the right to dispose of some or all of their shares of Common Stock in the open market or in privately negotiated transactions to third parties or otherwise.

      Except as set forth in this Item 4, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, have any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.


                                (Page 21 of 29)

CUSIP No. 84917P10        SCHEDULE 13D-- AMENDMENT NO. 8


Item 5. Interest in Securities of the Issuer

      The following information amends and restates Item 5.

      (a) As of the date of this Amendment No. 8 to Schedule 13D, (i) MPL beneficially owns an aggregate of 2,253,863 shares of Common Stock, constituting 10.4% of the shares of Common Stock outstanding; (ii) MPM LLC beneficially owns an aggregate of 2,253,863 shares of Common Stock, constituting 10.4% of the shares of Common Stock outstanding; (iii) MMI beneficially owns an aggregate of 2,253,863 shares of Common Stock, constituting 10.4% of the shares of Common Stock outstanding; (iv) CMJ beneficially owns an aggregate of 6,810,407 shares of Common Stock, constituting 31.3% of the shares of Common Stock outstanding;
(v) MEP LP beneficially owns an aggregate of 625,000 shares of Common Stock, constituting 2.9% of the shares of Common Stock outstanding; (vi) MEA LP beneficially owns an aggregate of 625,000 shares of Common Stock, constituting 2.9% of the shares of Common Stock outstanding; (vii) ME Corp. beneficially owns an aggregate of 625,000 shares of Common Stock, constituting 2.9% of the shares of Common Stock outstanding; (viii) BJC beneficially owns an aggregate of 38,001 shares of Common Stock, constituting 0.2% of the shares of Common Stock outstanding; (ix) MDP Ventures I beneficially owns an aggregate of 72,100 shares of Common Stock, constituting 0.3% of the shares of Common Stock outstanding;
(x) MDP LP beneficially owns an aggregate of 1,051,000 shares of Common Stock, constituting 4.8% of the shares of Common Stock outstanding; (xi) MDA LP beneficially owns an aggregate of 1,051,000 shares of Common Stock, constituting 4.8% of the shares of Common Stock outstanding; (xii) MLP LP beneficially owns an aggregate of 978,900 shares of Common Stock, constituting 4.5% of the shares of Common Stock outstanding; (xiii) MD Corp. beneficially owns an aggregate of 1,051,000 shares of Common Stock, constituting 4.8% of the shares of Common Stock outstanding; (xiv) MDP Ventures II beneficially owns an aggregate of 2,880,544 shares of Common Stock, constituting 13.3% of the shares of Common Stock outstanding; (xv) MDP II LLC owns an aggregate of 2,880,544 shares of Common Stock, constituting 13.2% of the shares of Common Stock outstanding; and
(xvi) the Reporting Persons collectively beneficially own an aggregate of 8,848,408 shares of Common Stock, representing 31.5% of the shares of Common Stock outstanding. All calculations of percentage ownership in the foregoing sentence are based on (a) 21,060,717 shares of Common Stock outstanding at September 30, 2002 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, and (b) the Issuer's issuance of 2,000 shares of the Series C Preferred Stock to MDP Ventures II on September 6, 2002, which shares are presently convertible by MDP Ventures II into 666,667 shares of Common Stock.

      (b) MPL is the holder of record with respect to 2,253,863 shares of Common Stock. MPL has the sole power to vote and the sole power to dispose of such 2,253,863 shares of Common Stock. MPM LLC, MMI and CMJ each has the sole power to vote and the sole power to dispose of the 2,253,863 shares of Common Stock held by MPL.

      MEP LP is the holder of record with respect to 625,000 shares of Common Stock. MEP LP has the sole power to vote and the sole power to dispose of such 625,000 shares of Common Stock. MEA LP, ME Corp. and CMJ each has the sole power to vote and the sole power to dispose of the 625,000 shares of Common Stock held by MEP LP.


                                (Page 22 of 29)

CUSIP No. 84917P10        SCHEDULE 13D-- AMENDMENT NO. 8


      BJC is the holder of record with respect to 38,001 shares of Common Stock. BJC has the sole power to vote and the sole power to dispose of such 38,001 shares of Common Stock.

      MDP Ventures I is the holder of record with respect to 72,100 shares of Common Stock. MDP Ventures I has the sole power to vote and the sole power to dispose of such 72,100 shares of Common Stock. MDP LP, MDA LP, MD Corp. and CMJ each has the sole power to vote and the sole power to dispose of the 72,100 shares of Common Stock held by MDP Ventures I.

      MDP Ventures II is the holder of record with respect to (i) 2,198,493 shares of Common Stock and (ii) 2,000 shares of the Series C Preferred Stock, which shares are convertible, at the option of MDP Ventures II, into 666,667 shares of Common Stock as of the date of this Amendment No. 8. MDP Ventures II has the sole power to vote and the sole power to dispose of the 2,213,877 shares of Common Stock it is currently the record holder of as well as the 666,667 shares of Common Stock the Series C Preferred Stock is presently convertible into. MDP II LLC and CMJ each has the sole power to vote and the sole power to dispose of the 2,880,544 shares of Common Stock beneficially owned by MDP Ventures II.

      MDP LP is the holder of record with respect to 978,900 shares of Common Stock. MDP LP has the sole power to vote and the sole power to dispose of such 978,900 shares of Common Stock. MDA LP, MD Corp. and CMJ each has the sole power to vote the 978,900 shares of Common Stock held by MDP LP. MDA LP and MLP LP share the power to dispose of the 978,900 shares of Common Stock held by MDP LP. MD Corp. and CMJ each has the sole power to dispose of the 978,900 shares of Common Stock held by MDP LP.

      (c) On September 6, 2002, MDP Ventures II purchased 2,000 shares of the Series C Preferred Stock from the Issuer for an aggregate purchase price of $2,000,000.00 pursuant to the Preferred Stock Purchase Agreement. As of the date of this Amendment No. 8, such shares are convertible at the option of MDP Venture II into 666,667 shares of Common Stock. Assuming the conversion of such shares as of the date of this Amendment No. 8, the consideration paid for each share of Common Stock was $3.00 per share.

      The following purchases were made by the Reporting Person indicated from April 4, 2001 through October 16, 2002. Such purchases were made on the open market through a broker-dealer.


Purchaser               Purchase Date      Number of Shares     Price per Share
---------               -------------      ----------------     ---------------

MDP Ventures II              4/4/01             5,000               $2.900
MDP Ventures II              4/5/01             1,000               $3.000
MDP Ventures II              4/20/01              600               $3.150
MDP Ventures II              7/6/01             1,000               $3.150
MDP Ventures II              7/11/01              200               $3.150
MDP Ventures II              7/25/01            5,000               $3.150
MDP Ventures II              7/30/01            2,000               $3.150
MDP Ventures II              8/1/01               400               $3.150
MDP Ventures II              8/6/01               300               $3.150


                                (Page 23 of 29)

CUSIP No. 84917P10        SCHEDULE 13D-- AMENDMENT NO. 8


Purchaser               Purchase Date      Number of Shares     Price per Share
---------               -------------      ----------------     ---------------

MDP Ventures II              8/14/01              600               $3.150
MDP Ventures II              8/22/01            3,500               $3.150
MDP Ventures II              8/23/01            4,000               $3.150
MDP Ventures II              8/28/01              400               $3.050
MDP Ventures II              9/4/01            20,000               $3.150
MDP Ventures II              9/20/01            4,000               $3.050
MDP Ventures II              9/25/01              100               $3.050
MDP Ventures II              9/27/01            6,200               $3.050
MDP Ventures II              9/28/01              100               $3.050
MDP Ventures II              10/1/01            2,500               $3.050
MDP Ventures II              10/5/01            5,100               $3.050
MDP Ventures II             10/24/01              300               $3.050
MDP Ventures II             10/26/01            5,000               $3.050
MDP Ventures II             10/29/01            7,500               $3.050
MDP Ventures II             10/30/01            1,100               $3.050
BJC                          4/11/02            2,500               $2.50
BJC                          4/15/02              100               $2.50
BJC                          4/16/02            1,000               $2.50
BJC                          4/18/02            1,400               $2.50
MDP Ventures II             10/16/02           91,200               $2.00


      (d) BJC's minor children have the right to receive or the power to direct the receipt of or dividends from, or the proceeds from the sale of, the securities purchased for their respective accounts by BJC between April 11, 2002 and April 18, 2002.


      (e) Not applicable.

Item 6. Contracts, Arrangements, understandings or Relationships With Respect to Securities of the Issuer

        The following information amends and restates Item 6.

        Other than the Letter Agreement (described in Item 4), the Transfer Agreement (described in Item 4), the Indemnification and Contribution Agreement (described in Item 3), the Preferred Stock Purchase Agreement (described in Items 3, 4 and 5) and the Investors' Rights Agreement (described in Item 4), none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


                                (Page 24 of 29)

CUSIP No. 84917P10        SCHEDULE 13D-- AMENDMENT NO. 8


Item 7. Material to Be Filed as Exhibits

      1. Letter Agreement dated March 13, 1997 by and between Millennium Entertainment Partners L.P. and The Sports
           Club Company, Inc.*

      2. Letter Agreement dated June 10, 1997 by and between Millennium Entertainment Partners L.P. and The Sports
           Club Company, Inc.*

      3. Agreement of Transfer dated as of June 20, 1997 between Millennium Partners LLC and Millennium Entertainment
           Partners L.P.*

      4. Power of Attorney of Christopher M. Jeffries appointing Brian J. Collins Attorney-in-Fact.*

      5. Indemnification and Contribution Agreement entered into as of July 3, 2001 by and among the Sports Club Company, Inc., Rex A. Licklider, D. Michael Talla and MDP Ventures Ventures II LLC, incorporated herein by reference to Exhibit 2 to the Issuer's Report on Form 8-K filed with the Commission on July 17, 2001.

      6. Certificate of Designation of Series C Convertible Preferred Stock of the Sports Club Company, Inc., incorporated herein by reference to
           Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.

      7. Investors' Rights Agreement entered into as of September 6, 2002 by and among the Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider, as trustee of the Licklider Living Trust, and David M. Talla, as trustee of the Talla Family Irrevocable Trust, incorporated herein by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.

      8. Preferred Stock Purchase Agreement entered into as of September 6, 2002 by and among the Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider, as trustee of the Licklider Living Trust, and David
           M. Talla, as trustee of the Talla Family Irrevocable Trust, incorporated herein by reference to Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.


--------
*   Previously filed.


                                (Page 25 of 29)

CUSIP No. 84917P10        SCHEDULE 13D-- AMENDMENT NO. 8


                                   Schedule I
                                   ----------

Name of Individual              Position
------------------              --------

Christopher M. Jeffries     President, director and majority stockholder of MMI,
                            ME Corp.  and MD Corp;  President of MDP Ventures I,
                            MDP Ventures II and MDP II LLC.

Philip E. Aarons            Vice  President and director of MMI, ME Corp. and MD
                            Corp; Vice President of MDP Ventures I, MDP Ventures
                            II and MDP II LLC.

Philip H. Lovett            Vice  President and director of MMI, ME Corp. and MD
                            Corp; Vice President of MDP Ventures I, MDP Ventures
                            II and MDP II LLC.

Steven L. Hoffman           Vice President, Treasurer and Assistant Secretary of
                            MMI, ME Corp.,  MD Corp.,  MDP Ventures I and MDP II
                            LLC;  director  of  ME  Corp.;  Vice  President  and
                            Assistant Secretary of MDP Ventures II.

Brian J. Collins            Vice  President and  Secretary of MMI, ME Corp.,  MD
                            Corp.,   MDP  Ventures  I  and  MDP  II  LLC;   Vice
                            President,  Secretary  and Treasurer of MDP Ventures
                            II.

George Von Werz             Vice President of ME Corp. and MD Corp.

The principal business of each of the above-named persons is the development of real estate projects. The principal business address of each of the above-named persons is: c/o Millennium Partners Management LLC; 1995 Broadway; New York, New York 10023.


                                (Page 26 of 29)

CUSIP No. 84917P10        SCHEDULE 13D-- AMENDMENT NO. 8


                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:  December 12, 2002       /s/ Brian J. Collins
                                ------------------------------------------------
                                BRIAN J. COLLINS
                                *In his individual capacity,  in his capacity as
                                an  authorized  officer of each of the following
                                entity Reporting  Persons and in his capacity as
                                an  attorney-in-fact  pursuant  to the  Power of
                                Attorney filed under Item 7 with respect to CMJ:


                                MILLENNIUM PARTNERS LLC

                                By: MILLENNIUM PARTNERS MANAGEMENT, LLC, its managing member

                                      By:   MILLENNIUM MANAGER I, INC., its
                                            manager


                                MILLENNIUM PARTNERS MANAGEMENT LLC

                                By:   MILLENNIUM MANAGER I, INC., its manager


                                MILLENNIUM MANAGER I, INC.


                                CHRISTOPHER M. JEFFRIES


                                MILLENNIUM ENTERTAINMENT PARTNERS L.P.

                                By: MILLENNIUM ENTERTAINMENT ASSOCIATES L.P., its general partner

                                      By:   MILLENNIUM ENTERTAINMENT CORP., its
                                            general partner


                                (Page 27 of 29)

                                MILLENNIUM ENTERTAINMENT ASSOCIATES L.P.

                                By:   MILLENNIUM ENTERTAINMENT CORP., its
                                      general partner


                                MILLENNIUM ENTERTAINMENT CORP.


                                MDP VENTURES I LLC

                                By: MILLENNIUM DEVELOPMENT PARTNERS L.P., its managing member

                                      By:   MILLENNIUM DEVELOPMENT ASSOCIATES
                                            L.P., its general partner

                                            By:  MILLENNIUM DEVELOPMENT CORP.,
                                                 its general partner


                                MILLENNIUM DEVELOPMENT PARTNERS L.P.

                                By: MILLENNIUM DEVELOPMENT ASSOCIATES L.P., its general partner

                                      By:   MILLENNIUM DEVELOPMENT CORP., its
                                            general partner


                                MILLENNIUM DEVELOPMENT ASSOCIATES, L.P.

                                By: MILLENNIUM DEVELOPMENT CORP., its general partner


                                MILLENNIUM LIMITED PARTNERS L.P.

                                By: MILLENNIUM DEVELOPMENT CORP., its general partner


                                MILLENNIUM DEVELOPMENT CORP.


                                (Page 28 of 29)

                                MDP VENTURES II LLC

                                By: MILLENNIUM DEVELOPMENT PARTNERS II LLC, its managing member


                                MILLENNIUM DEVELOPMENT PARTNERS II LLC




                                (Page 29 of 29)